MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the third quarterly period (three months ended January 31, 2005 and 2004). Monetary amounts are stated in United States (“US”) dollars unless otherwise noted.

Introduction
The Management’s Discussion and Analysis (“MD&A”) reviews Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) business and financial performance, and compares its financial results for the third quarter of fiscal 2005 (“Q3 2005”) (the three months ended January 31, 2005) with those of the third quarter of the prior year (“Q3 2004”) (the three months ended January 31, 2004). This MD&A should be read in conjunction with the Company’s interim consolidated financial statements and accompanying notes (“interim statements”).

The Company’s interim statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), reviewed by its independent auditors, and filed with appropriate regulatory bodies in Canada and the United States. The interim statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, the interim statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s 2004 annual report for the year ended April 30, 2004.

Pacific Rim’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

The MD&A is comprised of ten key sections that together provide a comprehensive overview and analysis of the Company’s business, technical and financial performance during the third quarters of fiscal 2005 and 2004:

1.	The Overview section recaps significant technical and financial developments.

2.	The Critical Accounting Policies and Estimates section details the Company’s key accounting policies and the estimates the Company utilizes in determining financial information.

3.	The Review of Operations and Projects outlines production from the Denton-Rawhide mine and developments at the Company’s exploration projects.

4.	The Results of Operations section provides a detailed financial analysis of the Company’s operations.

5.	The Summary of Quarterly Results provides revenue and net income (loss) results for the past eight quarterly periods.

6.
The Liquidity, Capital Resources and Financial Condition section describes the Company’s cash position, working capital and off-balance sheet arrangements and outlines the significant factors affecting cash flow.

7.	The Risks and Uncertainties section identifies key risks associated with the Company’s business, projects and operations and discusses measures Pacific Rim has undertaken to mitigate these risks.

8.	The Environmental and Social Responsibility section discusses the Company’s approach to sustainability.

9.	The Outlook section discusses Pacific Rim’s plans for the remainder of the fiscal year.

10.	The Non-GAAP Measures section identifies non-GAAP performance measures used in this document and reconciles them to reported GAAP measures.

Forward-Looking Statements and Cautionary Note Regarding Minita Pre-feasibility Study
Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the execution and outcome of current or future exploration activities; the results of economic and environmental studies; market reaction to future exploration results; the Company’s anticipated strategies for growth; statements of the Minita deposit’s economic potential; information included in the Minita pre-feasibility study such as capital and operating costs, projected production summaries, gold and silver prices and financial analysis; anticipated drilling and resource estimation plans for the South Minita gold zone; significant changes in metal prices; currency fluctuations; increases in production costs; differences in recovery rates from those expected; potential disruptions to residual leaching activities; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim Mining Corp.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom.

Cautionary Note Regarding the Minita Pre-feasibility Study
The Minita pre-feasibility study was prepared to broadly quantify the Minita deposit’s capital and operating cost parameters, and to further the development of the El Dorado gold project. It should not be considered to be a final feasibility study. The information contained in the Minita pre-feasibility study reflects various technical and economic conditions at the time of writing. These conditions can change significantly over relatively short periods of time. The achievability of life of mine plans, budgets and forecasts are inherently uncertain. There can be no assurance that the potential results contained in the Minita pre-feasibility study will be realized. Readers are cautioned that the assumptions used in the preparation of the Minita pre-feasibility study, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on them.

1. OVERVIEW

Pacific Rim is a revenue-generating, advanced-stage gold exploration company, developing a high-grade, low operating cost ore deposit on its El Dorado gold project in El Salvador. The Company utilizes cash flow from its 49% joint venture interest in the Denton-Rawhide gold heap leach operation in Nevada to explore, define and develop its exploration projects; primarily the El Dorado gold project. The Company is committed to growth and profitability through the discovery, development and operation of high-grade, low-cost gold mines.

Pacific Rim’s corporate goal is to become a highly profitable, growth-oriented, intermediate level gold producer. During the third quarter of fiscal 2005, the Company progressed toward this goal by: completing and publishing a positive pre-feasibility study outlining the production parameters, capital costs, operating costs and financial analysis of an underground operation at the Minita gold deposit on the El Dorado project; converting the measured and indicated Minita resource to a proven and probable reserve; and expanding the recently discovered South Minita gold zone through a definition drilling program. The Company intends to defer underground development activities at El Dorado until after a resource estimate and preliminary economic assessment of the South Minita gold zone are completed, likely in the first half of fiscal 2006.

The Minita pre-feasibility study, released on January 27, 2005, considers all aspects of a proposed operation at the Minita deposit on the El Dorado project, including an underground mine plan, metallurgy and processing, tailings impoundment, environmental matters, and capital and operating costs, and offers an economic evaluation of the Minita reserves. It does not include other current resources elsewhere on the El Dorado project, nor does it include the results of recent drilling by the Company at the South Minita and Nance Dulce gold zones discovered in mid-2004. Highlights from the Minita pre-feasibility study include (all monetary amounts in United States dollars; gold equivalent ounces based on $400 per gold ounce and $6.00 per silver ounce):

  Operating costs averaging $163 per gold equivalent ounce over the life of mine; including $140 and $137 per ounce operating cost in the first two years of production respectively.
  A proven and probable reserve of 490,758 ounces of gold and 3,138,016 ounces of silver at a cut-off grade of 5 g/t gold.
  Average annual gold equivalent production over a projected 6.2-year mine life of 80,497 ounces; including 87,346 and 98,576 gold equivalent ounces in the first two years of production respectively.
  Total capital costs of $66.9 million; $47.9 million pre-production capital and $19.0 million on-going capital.
  $43.6 million in free cash flow over the life of the mine with a payback period of 3.5 years (based on a gold price of $400 per ounce and a silver price of $6.00 per ounce).
  Projected pre-tax Internal Rate of Return (“IRR”) of 18.1% based on a gold price of $400 per ounce and a silver price of $6.00 per ounce.

Financial Highlights (all amounts in thousands of US dollars, except per share amounts)

	Three Months ended January 31, 2005 (Q3 2005 )	Three Months ended January 31, 2004 (Q3 2004 )	Nine Months ended January 31, 2005	Nine Months ended January 31 2004
Revenue	$ 2,675	$ 3,318	$ 8,943	$ 9,903
Operating Costs	$ 1,953	$ 3,157	$ 7,856	$ 9,998
Exploration expenditures	$ 1,151	$ 1,194	$ 5,038	$ 3,254
Net (loss) before unusual item	$ (731)	$ (1,468)	$ (4,599)	$ (4,808)
Net (loss) for the period	$ (637)	$ (1,336)	$ (4,357)	$ (4,408)
(Loss) per share - basic and diluted	$ (0.01)	$ (0.02)	$ (0.05)	$ (0.06)
Cash Flow provided by (used for) operating activities	$ (291)	$ 7	$ (1,094)	$ 724
Net increase (decrease) in cash	$ (1,074)	$ (272)	$ (834)	$ 319
Common shares outstanding (average)*	80,517,194	79,148,768	80,494,226	78,888,209
Fully diluted shares (average)*	85,434,094	85,894,148	85,411,129	85,786,589

	January 31, 2005		April 30, 2004
Cash and cash equivalents	$ 629		$ 1,463
Total assets	$ 8,438		$ 14,033
Total liabilities	$ 3,021		$ 4,415
Working Capital	$ (155)		$ 3,033
*refer to Note 9 of the interim consolidated financial statements for details of the outstanding share data.

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Pacific Rim has not adopted any new accounting policies or implemented any accounting changes during Q3 2005. Readers are referred to the Company’s 2004 year end MD&A, and Note 2 of the Company’s 2004 annual financial statements for details regarding the Company’s critical accounting policies.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management’s estimates of resources, inventories and reclamation costs are subject to risks and uncertainties that may affect its assessment of the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Pacific Rim utilizes the following key estimates in the preparation of its consolidated financial statements:

Resources
The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s resources at the time of the acquisition.

Inventories
The production inventories recorded in Pacific Rim’s consolidated financial statements represent the Company’s portion of heap leach gold inventories (during applicable fiscal periods) and gold in process at the Denton-Rawhide gold mine. During Q2 2005 the heap leach inventory of gold ounces as calculated for accounting purposes, valued at $250 per ounce, was drawn down to nil. Gold and silver production during Q3 2005 was entirely above and beyond the now completely drawn down estimated heap leach inventory. The value of the heap-leach inventory was estimated by Pacific Rim’s joint venture partner and Denton-Rawhide mine operator, Kennecott Minerals Company (“Kennecott”), based on the tonnage and grade of ore placed on the heap leach pile less the amount of gold already recovered from the pile all at estimated recovery rates based on historical recovery results.

Closure costs
Closure costs associated with the Denton-Rawhide gold mine are estimated by Kennecott and based on standard reclamation procedures employed at comparable sites and under comparable conditions. Closure and pension costs are addressed in Note 8 to the interim financial statements.

3. REVIEW OF OPERATIONS AND PROJECTS

Pacific Rim has one revenue-generating asset (the Denton-Rawhide gold heap leach operation in Nevada, USA), one advanced-stage exploration/development project (the El Dorado gold project in El Salvador), and one early-stage exploration project (the Aurora project in Nevada, USA).

The Company’s current business model is to utilize its cash flow from production at the Denton-Rawhide residual heap leach operation to fund exploration of its El Dorado and other gold projects. Pacific Rim’s corporate goal is to become a highly profitable, growth-oriented intermediate level gold producer through the discovery, development and operation of low-cost gold mines.

Operations
Pacific Rim is 49% owner of the Denton-Rawhide gold heap leach operation, located near Fallon, Nevada. Kennecott Rawhide Mining Company (“Kennecott”), a subsidiary of Rio Tinto Plc, is 51% owner and operator of the operation. The Denton-Rawhide operation ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase. Residual leaching involves the circulation of a leach solution through the heaps to dissolve the gold and silver. These precious metals are then precipitated from the solution with the addition of zinc oxide or adsorption on carbon. Dore is produced on site and the dore bars are then refined into gold and silver bullion at an independent refinery. The residual leaching and reclamation phase will continue for an indeterminate period of time, until all gold that is economically recoverable has been recovered, and reclamation activities are completed.

Gold and Silver Production
Prior to the current quarter, Pacific Rim quoted cash costs for production from the Denton-Rawhide mine as both total cash production costs (as calculated using industry standards) and actual cash costs (representing the total cash production costs, less “heap leach inventory” drawdown costs estimated at $250 per ounce of gold produced). During Q2 2005 the “heap leach inventory” of gold ounces as calculated for accounting purposes was drawn down to nil. The Denton-Rawhide “heap leach inventory” was a conservative estimate of the number of gold ounces that would eventually be produced from the heap leach operation. Production from Denton-Rawhide during Q3 2005 was entirely above and beyond the previously estimated “heap leach inventory”.

Pacific Rim’s share of production from the Denton-Rawhide mine during Q3 2005 was 5,388 ounces of gold and 52,631 ounces of silver at a total cash production cost of $287 per ounce of gold produced (actual cash cost of $187 per ounce). During the comparable period of fiscal 2004 (the three months ended January 31, 2004), Pacific Rim’s share of production was 7,209 ounces of gold and 53,187 ounces of silver at total cash production costs of $395 per ounce (actual cash cost of $128 per ounce).

For the nine months ended January 31, 2005, Pacific Rim’s share of production from Denton-Rawhide was 17,030 ounces of gold and 185,193 ounces of silver at a total cash production cost of $389 per ounce (actual cash production cost of $165 per ounce), compared to 23,377 ounces of gold and 166,542 ounces of silver at a total cash production cost of $387 per ounce (actual cash production cost of $127 per ounce) for the comparable period of 2004. Mine operating expenditures decreased during the first nine months of fiscal 2005, compared to the first nine months of fiscal 2004, but not as substantially as the drop in the number of gold ounces produced during the same time frame, leading to an increase in production costs period over period.

Gold prices reached 16-year highs during the period November 1, 2004 to January 31, 2005, and ranged from a low of $420.00 on January 10, 2005 to a high of $455.75 on December 6, 2004. The gold price went from $428.10 on November 1, 2004 to $423.80 on January 31, 2005, a marginal decrease of roughly 1% during the Company’s third quarter of fiscal 2005.

Production Highlights

	Q3 2005	Q3 2004	First Nine Months of fiscal 2005	First Nine Months of fiscal 2004
Ounces gold produced*	5,388	7,209	17,030	23,377
Ounces silver produced*	52,631	53,187	185,193	166,542
Total cash production cost per ounce	$ 287	$ 395	$ 389	$ 387
Actual cash production cost**	$ 187	$ 128	$ 165	$ 127
Average realized gold price	$ 420	$ 401	$ 408	$ 381
Average actual gold price	$ 435	$ 404	$ 412	$ 377
*Pacific Rim’s 49% share of Denton-Rawhide production
**Total cash production cost less non-cash heap leach inventory “drawdown” cost (see Section 10 “Non-GAAP Measures”)

Gold production from Denton-Rawhide was roughly 25% lower for the third quarter of fiscal 2005 than in the comparable period of fiscal 2004. This decrease in production represents the natural decline in recovery that occurs in the residual leach phase of a heap leach operation. Production is anticipated to continue through the remainder of fiscal 2005, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward in six-month increments.

During Q3 2005, Kennecott initiated re-contouring the portion of the heap leach pile that was not re-contoured in the previous two quarters. This process is ongoing and expected to conclude mid- calendar 2005. Production levels are expected to improve once the re-contouring program is completed and fresh areas are exposed to leaching solutions, though overall recoveries are expected to continue their natural decline.

Hedging
In order to “lock in” a certain amount of revenue that Pacific Rim requires to fund its ongoing activities, the Company continues its short-term hedging program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At October 31, 2004, Pacific Rim had 5,000 ounces of gold sold forward at an average price of $412 per ounce in 1000-ounce contracts with maturity dates extending to March 2005. A further 3,000 ounces were sold forward and 4,000 ounces were delivered against during the period November 1, 2004 through January 31, 2005. At the end of the current period, the Company had 4,000 ounces of gold sold forward at an average price of $432 per ounce. Pacific Rim’s hedging program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

Exploration Projects

El Dorado Gold Project, El Salvador
The El Dorado Gold Project, located in El Salvador approximately 65 km northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim is 100% owner of the 75 square km El Dorado project, which consists of two exploration licenses, which the Company is in the process of converting to exploitation permits. El Dorado is subject to a royalty of 3% of net smelter returns in favor of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area roughly 12 km long by 4.5 km wide. A portion of one of these, the Minita vein system, was exploited in the mid-1900’s, producing roughly 78,000 ounces of gold at an average grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide mill.

An October 2003 resource estimate for the El Dorado project outlined a total measured and indicated resource of 821,000 ounces of gold in the Minita, Coyotera and Nueva Esperanza vein systems. The bulk of this is contained in the Minita deposit; a mineralized body that exists underneath the old mine workings. (See NI 43-101 disclosure section for details of this resource estimate).

Minita Pre-feasibility Study
On January 27, 2005, Pacific Rim received and published the results of a pre-feasibility study, which was filed on SEDAR subsequent to the end of the quarter. The pre-feasibility study considered all aspects of a proposed operation at the Minita deposit, including an underground mine plan, metallurgy and processing, tailings impoundment, environmental matters, and capital and operating costs, and offered an economic evaluation of the Minita reserves. It furthermore converted the measured and indicated Minita resource outlined in the October 2003 resource estimate to proven and probable reserves. The pre-feasibility study focused on the Minita deposit alone, and did not include other resources currently defined on the El Dorado project, nor did it include the results of recent drilling by the Company at the South Minita and Nance Dulce gold zones discovered in mid-2004.

The results of the pre-feasibility study were economically positive and indicated operating costs of $163 per gold equivalent ounce, putting the deposit in the lowest quartile for costs on a worldwide basis. The development of an underground operation at the Minita deposit will require pre-production capital expenditures of $47.9 million, and sustaining capital expenditures of $19.0 million. Operating costs per gold equivalent ounce will average $163 over the 6.2 -year expected mine life, with operating costs of $140 and $137 per gold equivalent ounce in the first two years of production respectively.

At prices of $400 per ounce for gold and $6.00 per ounce for silver, the Minita deposit is expected to generate $43.6 million in free cash flow over a 6.2 -year mine life. The undiscounted Net Present Value (“NPV”) is $43.6 million and the Internal Rate of Return (“IRR”) is 18.1% . The Minita pre-feasibility study results are summarized in the following table (all monetary values in US dollars):

PRODUCTION SUMMARY
Mining and Processing Rate	750 tonnes per day
Run of Mine Ore to Mill	1,630,889 tonnes at 9.5 g/t gold and 60.3 g/t silver
Metal to Mill	497,101 ounces gold, 3.2 million ounces silver
Recovery	92% gold, 88.3% silver
Average Production	80,497 gold equivalent ounces
Peak Production	98,576 gold equivalent ounces
Mine Life (production)	6.2 years
Gross Revenue (at $400 gold and $6.00 silver)	$199.3 million
Net Smelter Return	$197.8 million
Royalties (2% government, 1.5% underlying owner)	$6.3 million
Gross Income from Mining	$191.5 million
OPERATING COSTS
Mining	$44.3 million
Processing	$22.8 million
Administrative	$13.9 million
Total	$81.0 million
Average Cash Cost per gold equivalent ounce	$163
CAPITAL COSTS
Equipment	$30.5 million
Capitalized costs	$36.4 million
Total	$66.9 million
Pre-production portion	$47.9 million
On-going portion	$19.0 million
FINANCIAL ANALYSIS
Payback (from start of milling)	3.5 years
Net Present Value (undiscounted)	$43.6 million
Internal Rate of Return	18.1%

The conversion of measured and indicated resources to proven and probable reserves at Minita was based on the stope outlines and dimensions for resources at or above a diluted 5 g/t equivalent gold cut-off grade, where dilution was calculated on a block by block basis to account for the variations in the vein thickness. The Minita reserve estimate eliminated those resources contained within the unrecoverable portions of the crown and sill pillars and incorporates planned dilution, unplanned dilution, backfill dilution and production losses. The total proven and probable reserve for the Minita deposit is 1,604,883 tonnes at an average grade of 9.51 g/t gold and 60.82 g/t silver for a total of 490,758 ounces of gold and 3,138,016 ounces of silver, or 535,586 gold equivalent ounces.

El Dorado Project Proven & Probable Reserves (as of January 21, 2005)

	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces
		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)
Proven	711,949	10.09	230,908	68.30	1,563,425	11.06	253,242
Probable	892,934	9.05	259,850	54.85	1,574,591	9.84	344

Total	1,604,883	9.51	490,758	60.82	3,138,016	10.38	535,586

Notes:

1) El Dorado Project proven and probable reserves at 5 g/t equivalent gold cut-off grade.
2) Reserves derived from cutoff grades based upon US$350/oz gold and US$5.00/oz silver market price.
3) Values shown in table are diluted and do account for mining recovery.

Exploration
During Q3 2005, Pacific Rim concentrated on follow-up drilling of its new South Minita and Nance Dulce gold zones, discovered on the El Dorado project during the first quarter of fiscal 2005. Results from a total of 17 drill holes completed on the El Dorado project were announced during the period November 1, 2004 to January 31, 2005 and results for an additional 17 holes were reported subsequent to the end of the quarter.

At the South Minita gold zone, Pacific Rim launched a resource definition drill program designed to evaluate its vertical and lateral dimensions. South Minita has a strike length of at least 750 meters, roughly 50% longer than the high-grade Minita deposit located 450 meters to the north. The dimensions of the South Minita gold zone are expanding with the Company’s ongoing definition drill program, and the mineralization remains open at depth and along strike to the south. The South Minita drill results to date demonstrate the similarity of this new discovery with the low cost Minita deposit to the north, in terms of its grade, width and continuity.

Pacific Rim will commission a resource estimate for this new discovery in the spring of 2005. The definition of resources at the South Minita discovery will allow Pacific Rim to consider expanding the El Dorado mine plan as outlined in the Minita pre-feasibility study. Once the South Minita resource is defined Pacific Rim plans to amend its pre-feasibility study of the Minita deposit to reflect the additional resources.

Drilling at the Nance Dulce gold zone continued through Q3 2005. The strike extent and vertical dimensions of this discovery were tested with a limited number of drill holes, with mixed results. Nance Dulce remains a high-priority target, however, with limited drill capacity, Pacific Rim has elected to move the Nance Dulce drill onto the South Minita target to expedite the definition drilling program and fast-track the commencement of a resource estimate for South Minita. The Company intends to resume drill testing of Nance Dulce as time and resources permit.

The El Dorado project remains the cornerstone of Pacific Rim’s strategy for growth. Of the $1.2 million spent on exploration during Q3 2005, $1.1 million was expended on the El Dorado project, primarily on the on-going drill program, pre-feasibility study components and environmental studies.

Aurora Project, Nevada
The Aurora project consists of 81 claims in the historic Aurora District, Nevada, bordering Metallic Ventures’ Esmeralda Mine. Aurora is being acquired under a Purchase Option Agreement. Under the terms of this agreement, Pacific Rim can earn a 100% interest in the Aurora project by making staged payments totaling $850,000 at maximum annual payments of $75,000. A 3% NSR was granted to the owners, 2/3 of which can be bought back for $2 million.

The Aurora District is located along the prolific Walker Lane gold belt and has reserves and historic production of 1.8 million ounces of gold in high-grade bonanza veins. No new work was conducted at the Aurora project during Q3 2005. The Company intends to drill test the Aurora property, pending the receipt of all necessary permits.

Andacollo Gold Mine, Chile
Pacific Rim’s Chilean operating subsidiary, Compania Minera Dayton (“CMD”) is owner of the Andacollo gold mine located in central Chile. The Andacollo mine was officially shut down in December 2000 by Pacific Rim’s predecessor company Dayton Mining Corporation and is subject to a creditors’ protection plan. CMD is in the process of reclaiming the mine site, disposing of the mine assets and settling its outstanding liabilities under the creditors’ plan (see Note 1c to the Company’s 2004 annual consolidated financial statements).

In March 2004, Pacific Rim signed a letter of intent to sell CMD to MCK Mining Corporation (“MCK”) of Vancouver. A final Purchase Agreement was expected to be signed by December 15, 2004. On December

6, 2004 Pacific Rim announced that MCK had terminated negotiations on the proposal and a final agreement would not be forthcoming. The Company received a $100,000 purchaser’s deposit previously held in escrow.

On January 27, 2005, Pacific Rim announced the signing of a Letter of Intent (“LOI”) to sell its wholly owned subsidiary DMC Cayman Inc. to a private arms-length investor subject to regulatory approval and completion of a formal final agreement within 15 days. The agreement will close within a further 30 days. DMC Cayman Inc.’s primary holding is the Andacollo gold mine in Chile.

Under the terms of the agreement, the purchaser will make staged payments totaling $5 million under the following schedule: a non-refundable deposit of $100,000 upon signing of the LOI (received and held in trust); $900,000 upon signing of a final agreement, to be escrowed until closing, expected within 30 days of signing of a final agreement; $1 million on June 1, 2005; $1 million 18 months after closing; $1 million 30 months after closing; and, $1 million 36 months after closing.

4. RESULTS OF OPERATIONS

For the three month period ended January 31, 2005, Pacific Rim recorded a net loss of $0.6 million or $0.01 per share, compared to a net loss and loss per share of $1.3 million and $0.02 per share recorded in the third quarter of fiscal 2004. The decrease in net loss, notwithstanding a decrease in revenues from $3.3 million in Q3 2004 to $2.7 million in Q3 2005, is primarily due to substantially lower operating costs ($1.9 million in Q3 2005 compared to $3.2 million in Q3 2004). This led to a mine operating income for Q3 2005 of $0.7 million, compared to a loss of $0.1 million during the comparable period of 2004. Expenses were relatively similar during the third quarters of both fiscal 2005 and 2004. $1.2 million was spent on exploration expenses during both Q3 2005 and Q3 2004. The Company received $0.1 million in creditor repayments from CMD related to residual leach activities during each of Q3 2005 and Q3 2004.

Net loss for the nine months ended January 31, 2005 was $4.4 million, identical to the net loss for the nine months ended January 31, 2004, or $0.05 and $0.06 per share respectively. Revenues from gold production were $1 million lower during the current nine-month period ($8.9 million for the first nine months of fiscal 2005 compared to $9.9 million for the same period the year earlier) due to the expected overall decline in production at the Denton-Rawhide mine as residual leaching continues. Operating costs, however, declined substantially for the nine months ended January 31, 2005 ($7.9 million) compared to the same period the year earlier ($10.0 million) reflecting the lower costs associated with the cessation of mining activity at Denton-Rawhide and a $0.9 million gain on the sale of equipment during the first nine months of fiscal 2005 with no comparable item in the same period of fiscal 2004. This led to a mine operating income of $1.1 million for the first nine months of fiscal 2005, compared to a mine operating loss of $1.1 million for the first nine months of fiscal 2004. This $2.2 million increase in mine operating income period over period was mostly offset by a $1.8 million increase in exploration expenses between the first nine months of fiscal 2004 and the first nine months of fiscal 2005 ($3.3 million and $5.0 million respectively). The net effect of the increases in mine operating income and exploration expenditures is an unchanged net loss for the nine months ended January 31, 2005 compared to the same period a year earlier ($4.4 million both periods).

Revenue
Revenue, consisting of the sale of gold from the Denton-Rawhide operation, was $2.7 million for Q3 2005, compared to $3.3 million during the comparable period of fiscal 2004. The decrease in revenue is due to a decrease in the number of gold ounces produced and sold during the current period compared to earlier period, offset in part by an improvement in the price received on gold sold during Q3 2005 (an average price of $420 per ounce for Q3 2005 compared to $401 per ounce for the same period of fiscal 2004) and increased silver sales revenues for Q3 2005 compared to Q3 2004 related to improved sales prices for silver.

Mine operating costs at Denton-Rawhide were $1.9 million in the third quarter of fiscal 2005, compared to $3.2 million in the comparable period of fiscal 2004; a reduction of $1.3 million. The substantial decrease in mine operating costs is due to the lower expenditures associated with residual leaching activity during Q3 2005 compared to those associated with residual leaching plus the windup of active mining functions that occurred in the same period of fiscal 2004. This improvement in operating costs offset the decrease in revenues during Q3 2005, leading to a mine operating income of $0.7 million in Q3 2005 compared to a loss of $0.1 million during Q3 2004.

Expenses
Net non-operating expenses increased marginally during Q3 2005 to $1.5 million, compared to $1.3 million for Q3 2004. The current quarter’s expenses reflect slightly higher general and administrative period over period ($0.3 million in the third quarter of fiscal 2005 compared to $0.2 million and in the third quarter of fiscal 2004) related primarily to increased reporting and regulatory costs.

5. SUMMARY OF QUARTERLY RESULTS

Summary of Quarterly Results* (all amounts in thousands of US dollars, except per share amounts)

	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Revenue	$ 2,675	$ 2,828	$ 3,440	$ 2,237	$ 3,318	$ 3,562	$ 3,023	$ 2,589
Net income (loss)	$ (637)	$ (2,382)	$ (1,338)	$ (2,451)	$ (1,336)	$ (1,743)	$ (1,329)	$ (1,995)
Net income (loss) per share basic and diluted	$ (0.01)	$ (0.03)	$ (0.02)	$ (0.03)	$ (0.02)	$ (0.02)	$ (0.02)	$ (0.03)
*unaudited

There are no obvious trends in quarterly results for Pacific Rim, nor does the Company experience any seasonality in its revenues. Revenues are a function of production levels from the Denton-Rawhide operation, which have generally declined over the last eight quarters, and the price of gold, which has generally risen, albeit with volatility, over the past eight quarters. Operating costs at the Denton-Rawhide mine have declined over the past eight quarters, and although exploration expenditures have trended higher over the past eight quarters, they have most recently stabilized. Net income (loss) has therefore been relatively stable, until the most recent quarter when the net loss declined notably. Variability in net income (loss) is otherwise a function of unusual or extraordinary events and expenses within the quarter.

6. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity
Pacific Rim’s net cash position decreased by $1.1 million during Q3 2005, from $1.7 million at October 31, 2004 to $0.6 million at January 31, 2005. This decrease is a result of a $0.8 million loan repayment in December 2004 and a negative operating cash flow of $0.3 million, offset in part by $0.05 million in cash flow provided by investing activities.

Pacific Rim’s cash position has decreased by $0.8 million from the Company’s 2004 fiscal year end at April 30, 2004 to the end of Q3 2005 at January 31, 2005. This decrease in cash and cash equivalents over the first nine months of fiscal 2005 reflects net cash flow from Denton-Rawhide of $5.9 million offset by cash outlays for expenses totaling $5.8 million ($5.0 million in exploration expenditures and $0.8 million in general and administrative costs) and $0.8 for repayment of loans.

Cash Flow Provided By (Used For) Operating Activities
Cash flow (used for) operating activities was ($0.3) million in the third quarter of fiscal 2005, a reduction from the essentially nil cash flow provided by operating activities during the second quarter of fiscal 2004. The decrease in operating cash flow for Q3 2005 compared to Q3 2004 primarily results from a $0.3 million reduction of cash flows from the Denton-Rawhide mine related to lower gold and silver sales revenues while exploration expenses remained relatively neutral.

For the first nine months of fiscal 2005, cash flow provided by (used for) operating activities decreased by $1.8 million, from $0.7 million for the period ended January 31, 2004 to ($1.1) million for the period ended January 31, 2005. The difference is attributable primarily to a $1.8 million increase in exploration expenditures and a $0.1 million increase in administrative costs period over period.

Cash Flow Provided by Investing Activities
Cash flow provided by investing activities was $0.05 million and $0.2 million for Q3 2005 and Q3 2004 respectively.

For the first nine months of fiscal 2005, cash flow provided by investing activities increased by $0.9 million, from $0.1 million for the three months ended January 31, 2004 to $1.0 million for the three months ended January 31, 2005. The difference is primarily a result of $0.9 million in proceeds from the sale of Rawhide plant and equipment during the first nine months of fiscal 2005, with only $0.1 million in proceeds from the same source in the comparable period of fiscal 2004.

Cash Flow Provided by (Used for) Financing Activities
Cash flow used for financing activities was ($0.8) million during Q3 2005, compared to ($0.5) million during Q3 2004. Loan repayments to Kinross Gold Corporation, related to the Denton-Rawhide Mine purchase, were made during both periods (($0.8) million in Q3 2005 and ($1.0) million in Q3 2004). During Q3 2004 $0.5 million related to the issuance of share capital, for which there is no comparable item during Q3 2005, partially offset the ($1.0) million in cash flow outlay related to the loan repayment.

Capital Resources and Financial Condition
Pacific Rim’s cash, cash equivalents and bullion (in the Company’s view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) decreased from $2.8 million at April 30, 2004 to $0.8 million at January 31, 2005. Heap leach inventories were reduced to nil during Q2 2005 as gold was recovered from the Denton-Rawhide heap leach pile over the course of the first six months of fiscal 2005; therefore balance sheet 'inventories’ at the end of Q3 2005 are comprised of gold in process inventories only and total $0.3 million at January 31, 2005. At January 31, 2005, the book value of Pacific Rim’s total assets stood at $8.4 million, compared to $14.0 million at April 30, 2004. This decrease is primarily due to the reduction in cash and cash equivalents and heap leach inventories at Denton-Rawhide as well as a decrease in bullion inventory (from $1.3 million at April 30, 2004 to $0.1 million at January 31, 2005.

At January 31, 2005, Pacific Rim had current liabilities of $1.3 million, compared to $2.8 million at year-end 2004. On December 31, 2004 the final $0.8 million loan payable to Kinross Gold Corporation, related to the Company’s purchase of 49% of the Denton-Rawhide mine, was made. Current liabilities include $1.1 million in accounts payable and accrued liabilities and $0.1 million of current accrued closure and pension costs. Pacific Rim has no long-term debt.

A $4.7 million reduction in current assets ($0.9 million reduction in cash plus $1.2 million decrease in bullion inventory and $2.6 million reduction in inventories), offset in part by a $1.5 million decrease in current liabilities were the main contributors to the $3.2 million decline in working capital, from $3.0 million at the end of fiscal 2004, to ($0.2) million at the end of Q2 2005 (January 31, 2005). Pacific Rim is unable to reliably forecast long term production levels, revenue or cash flow from the Denton-Rawhide gold mine due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. For the purposes of exploration budgeting, Pacific Rim forecasts its cash flow from Denton-Rawhide for no more than 6 months in advance. The Company anticipates having sufficient cash flow during the third quarter of fiscal 2005 to continue its exploration programs and fund administrative overhead costs. If and when the Company decides to commence construction of an access / haulage ramp at El Dorado, equity and/or bank financing will be required.

Off-balance sheet arrangements
During Q3 2005 Pacific Rim recovered $100,000 in forfeited trust payments related to the December 2004 termination of the sale of CMD. The same amount was received as a creditor of CMD in the same period a year earlier. The Company is owed a further $0.4 million by CMD under its creditors’ plan. The eventual recovery of such amounts is uncertain and therefore this off-balance sheet arrangement has not been recorded as a receivable of the Company as at January 31, 2005. In December 2004, the Company announced its sale of the shares of the subsidiary that owns the shares of CMD, owner of the Andacollo gold mine in Chile, as announced in March 2004, would not proceed. The $0.1 million payment related to this proposed sale was released to the Company during Q3 2005 and recorded as noted above.. On January 27, the Company announced the sale of its wholly owned subsidiary DMC Cayman Inc. to a private arms-length investor. DMC Cayman Inc. is the indirect owner of the Andacollo mine. Under the terms of the agreement, the purchaser will make staged payments totaling US $5 million cash under the following schedule: a non-refundable deposit of US $100,000 upon signing of the LOI (held in trust until closing); US $900,000 upon signing of a final agreement, to be escrowed until closing, expected within 30 days of signing of a final agreement; US $1 million on June 1, 2005; US $1 million 18 months after closing; US $1 million 30 months after closing; and, $1 million 36 months after closing.

Contractual Obligations
The Company is committed to payments under operating leases for office premises and a photocopier, through to 2009 and 2008 respectively, of approximately $40,000 and $3,600 per year as set out in note 12a to the 2004 annual financial statements. The following table lists as of January 31, 2005, information with respect to the Company’s known contractual obligations.

Contractual Obligations (in thousands of US dollars)

	Payments due by period
	Total	< 1 year	1- 3 years	3 – 5 years	> 5 years
Debt Obligations	0	0	0	0	0
Operating Lease Obligations	$ 152	$ 53	$ 92	$ 7	0
Accounts payable and accrued liabilities	$ 1,124	$ 1,124	0	0	0
Accrued closure costs	$ 1,897	$ 132	$ 914	$ 500	$ 351
Total	$ 3,173	$ 1,309	$ 1,006	$ 507	$ 351

7. RISKS AND UNCERTAINTIES

Reliance on Denton-Rawhide
Pacific Rim’s sole revenue-generating asset is its 49% non-operating interest in the Denton-Rawhide heap leach operation in Nevada, currently in the residual leach and reclamation phase. The Company’s profitability and capacity to generate positive cash flow is directly related to the prevailing market price for gold and silver, the Company’s share of production from this operation and the ability of the Denton-Rawhide operator to control the costs of production.

As expected, production at Denton-Rawhide has shown an overall decrease as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company’s control, Pacific Rim is unable to reliably estimate its share of gold production from Denton-Rawhide for the remainder of fiscal 2005 or beyond.

Gold Price
Pacific Rim’s revenues and available cash flow are closely linked to the price of gold, which is affected by numerous factors beyond the Company’s control including: the exchange rate of the US dollar relative to other major currencies; global political and economic conditions; central bank sales; producer hedging and de-hedging activities; and, global and regional demand. In order to mitigate the Company’s exposure to volatility in the gold price, which could impact its ability to conduct its exploration programs in a systematic and progressive manner, Pacific Rim sells forward up to 50% of its share of the anticipated monthly gold production from the Denton-Rawhide mine in month-by-month contracts with maturity dates extending no more than 6 months into the future.

Exploration and Development
Pacific Rim’s growth is dependent on its success in identifying, exploring, advancing, defining, and developing its exploration projects in pursuit of its goal of becoming a highly profitable intermediate level gold producer. The Company expects to incur considerable costs on its ongoing exploration programs and on the initial stages of development at El Dorado when a decision is made to commence construction of an access / haulage ramp. Pacific Rim’s ability to conduct these exploration and development programs depends on the amount of free cash flow generated by the Denton-Rawhide heap leach operation, and the Company’s ability to raise money through public and/or private financing. The results of the Company’s ongoing exploration programs may warrant additional expenditures and there can be no assurance that Pacific Rim will be able to secure adequate financing, under favorable terms, to advance its projects accordingly. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the Company’s El Dorado gold project.

The El Dorado property comprises two exploration licenses totaling 7,500 hectares, which the Company, in order to maintain its mineral rights, must have converted, or be in the process of converting, to exploitation concessions by December 2004. This conversion is granted at the discretion of the government. Pacific Rim has prepared and submitted all of the documents required for the conversion of the licenses and is working with the government to complete the process; however, there can be no assurance that these documents will be approved. Pacific Rim has received assurances from the El Salvadoran Division of Mines and Hydrocarbons (Ministry of Economy) that the conversion of the exploration licenses to an exploitation concession is not jeopardized by lack of timely approval of the required documents.

Operations
Mining operations are generally subject to a number of risks and potential hazards, including operating accidents, labor disputes and unanticipated environmental occurrences. The Denton-Rawhide joint venture is insured against typical mining-related risks that are economically insurable, however, there are no assurances that this insurance will provide adequate coverage under all circumstances.

Regulatory
Pacific Rim’s various mining operations and exploration and development projects are subject to local federal, provincial, state and municipal laws and regulations that govern prospecting, exploration, mineral title and tenure, development, production, the environment, taxes, labor standards, occupational health and safety, mine safety and other matters. Such laws are subject to revision and can become more rigorous and their compliance more costly, although Pacific Rim is not aware at this time of any proposed changes to these laws or regulations that would have a material impact on the financial condition of the Company. The Company believes it is in compliance with the laws and regulations in all of the jurisdictions in which it operates and relies on the expertise of its management team, employees, consultants and contractors to ensure such compliance.

Other
Readers are referred to the Company’s fiscal 2004 Annual Information Form and 20F filings for additional information regarding risk factors.

8. ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

Environmental
In September 2004 Pacific Rim submitted an EIS for a 750 tonne per day operation at the El Dorado gold project in El Salvador, and continues to collect baseline environmental data from the project area. The Company is committed to the principal of sustainability and conducts all of its exploration programs so as to minimize any impact on the environment.

A trust fund of $3.1 million (fair market value of $3.3 million) as of January 31, 2005, has been established to fund Pacific Rim’s portion of the reclamation costs associated with closure of the Denton-Rawhide operation in Nevada. Current reclamation work is being funded primarily from operating cash flow, with $0.1 million in reclamation expenditures (Pacific Rim’s portion) made during Q3 2005 and further reclamation expenditures totaling $0.03 million anticipated to be spent at Denton-Rawhide in the remainder of fiscal 2005. A further $1.9 million in estimated closure costs are expected in future years. No further trust funding is anticipated. A closure plan for the Denton-Rawhide mine has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval. Refer to Note 8 to the interim consolidated financial statements for details of the Denton Rawhide closure fund.

Under the terms of the Denton-Rawhide landfill agreement announced in the Company’s press release dated October 28, 2004 Pacific Rim and Kennecott, as joint venture partners, will retain certain obligations, including environmental liabilities, related to mining on the property conveyed to the purchaser, whilst the purchaser will accept all obligations and liabilities, including environmental liabilities, related to the future impact of the landfill.

The reclamation plan at the Andacollo mine in Chile conforms to North American practices. Term deposits and proceeds from the future sale of Andacollo assets are estimated to be more than adequate to meet all reclamation requirements.

Community Relations
Pacific Rim Mining Corp. is committed to providing long term, sustainable benefits to the communities in which it operates and to sharing its success with local stakeholders. Please refer to the Company’s 2004 annual report for a discussion of community benefit initiatives being undertaken by Pacific Rim in the towns and villages in and around the Company’s El Dorado gold project.

9. OUTLOOK

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through fiscal 2005 and beyond, with a continuing decline in production rates as the operation progresses through the residual leaching phase. The Company is unable to reliably forecast production levels from the Denton-Rawhide heap leach operation for the remainder of fiscal 2005. Total cash costs per ounce of gold have converged with the “actual cash production cost” now that the conservatively estimated accounting heap leach inventory is completely drawn down.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador. The Company is in the process of delineating the South Minita gold zone and anticipates calculating a resource estimate for this emerging deposit before mid-2005. Following receipt of the South Minita resource estimate, Pacific Rim will commission a scoping study to provide an economic evaluation of the South Minita gold zone, and will incorporate the results into the Minita pre-feasibility study. A final decision regarding the commencement of construction of an access / haulage ramp on the property will be made once the Company is able to evaluate the detailed economics outlined in the combined economic study and will further depend on obtaining the required environmental permits and sufficient financing to proceed.

10. NON-GAAP MEASURES

This document includes certain non-GAAP performance measures including “total cash production costs” and “actual cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures may be used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs (in thousands of US dollars except gold ounces and cost per ounce)

Fiscal 2004	Total Cash Production Costs to January 31, 2004		Actual Cash Production Costs to January 31, 2004
	3 months ended	9 months ended	3 months ended	9 months ended
Operating costs	$ 3,157	$ 9,998	$ 3,157	$ 9,998
Silver credits realized	$ (313)	$ (952)	$ (313)	$ (952)
Inventory change	n/a	n/a	$ (1,924)	$ (6,073)
Cost base for calculation	$ 2,844	$ 9,046	$ 920	$ 2,973
Gold ounces produced	7,209	23,377	7,209	23,377
Cost base per gold ounce produced	$ 395	$ 387	$ 128	$ 127

Fiscal 2005	Total Cash Production Costs to January 31, 2005		Actual Cash Production Costs to January 31, 2005
	3 months ended	9 months ended	3 months ended	9 months ended
Operating costs	$ 1,953	$ 7,856	$ 1,953	$ 7,856
Silver credits realized	$ (406)	$ (1,238)	$ (406)	$ (1,238)
Inventory change	n/a	n/a	$ (537)	$ (3,816)
Cost base for calculation	$ 1,547	$ 6,618	$ 1,010	$ 2,802
Gold ounces produced	5,388	17,030	5,388	17,030
Cost base per gold ounce produced	$ 287	$ 389	$ 187	$ 165

Additional Sources of Information

Additional sources of information regarding Pacific Rim Mining Corp. include the Company’s: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 20-F filing (available at www.sec.gov); and website www.pacrim-mining.com.

National Instrument 43-101 Disclosure

Mr. William Gehlen supervises Pacific Rim’s exploration work on the El Dorado and La Calera projects. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange.

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.SEDAR.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in

National Instrument 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

Details of the El Dorado project October 2003 resource estimate are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled “Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador”, dated November 26, 2003 and publicly available on SEDAR.

Mineral Resources, and a note to US Investors

The terms “resource”, “indicated resource” and “measured resource” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves. Mineral resources are not “reserves” as they have not been demonstrated to be economically and legally extractable. It should not be assumed that all or any part of resource will ever be converted to a “reserve”.

We advise US investors that while the terms “resource”, “indicated resource” and “measured resource” are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part of all of mineral deposits in these categories will ever be converted into reserves.

This MD&A was approved by Pacific Rim Mining Corp.’s board of directors, as recommended by the audit committee, on March 14, 2005.